Exhibit (a) (6)

[communication to be in email format]

YOU HAVE APPROXIMATELY             DAYS TO COMPLETE AND RETURN THE ELECTION/REJECTION/CHANGE IN ELECTION FORM BEFORE THE OPTION EXCHANGE OFFER EXPIRES.

Dear Riverstone Employee:

This is a reminder that Riverstone’s option exchange offer will expire at 5:00 p.m., Pacific Time, on November 14, 2002. As you know, if you wish to participate in the option exchange program and tender any of your options for new options, you must properly complete and fax or otherwise deliver to us a hard copy of the Election/Rejection/Change in Election Form you received on October 15, 2002.

In order to participate, you will need to fill out the information on page A-1 of the Election Form as well as complete the information and sign on page A-3 of the Election Form.

If you have any questions, please contact Bobbi Miller or Inga Lapsins at optionexchange@riverstonenet.com or by telephone at (408) 878-6500.

Sincerely,

Robert Stanton
Riverstone Networks, Inc.

Copies of the Offer to Exchange All Outstanding Options to Purchase Common Stock and related documents may be obtained from Bobbi Miller, Stock Administrator at (408) 878-6737 or by email at optionexchange@riverstonenet.com. This email is not an offer to purchase or a solicitation of an offer to purchase with respect to your options. The offer is made solely by the Offer to Exchange All Outstanding Options to Purchase Common Stock. You may obtain a copy of the Offer to Exchange All Outstanding Options to Purchase Common Stock and other documents filed by Riverstone Networks, Inc. with the Securities and Exchange Commission at the Commission’s web site at http://www.sec.gov.

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